   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 22, 1997

                                                      REGISTRATION NO. 333-28373
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           AMCOR CAPITAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          33-0329559
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                             52-300 ENTERPRISE WAY
                          COACHELLA, CALIFORNIA 92236
                                 (760) 398-9520
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                    FRED H. BEHRENS, CHIEF EXECUTIVE OFFICER
                           AMCOR CAPITAL CORPORATION
                             52-300 ENTERPRISE WAY
                          COACHELLA, CALIFORNIA 92236
                                 (760) 398-9520
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                           THOMAS E. STEPP, JR., ESQ.
                              WHITE AND STEPP LLP
                               4100 NEWPORT PLACE
                                   SUITE 800
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 660-9700
                             BRUCE J. RUSHALL, ESQ.
                               RUSHALL & MCGEEVER
                           2111 PALOMAR AIRPORT ROAD
                                   SUITE 200
                           CARLSBAD, CALIFORNIA 92009
                                 (760) 438-6855

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
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
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                                                           PROPOSED         PROPOSED
                                                            MAXIMUM          MAXIMUM
         TITLE OF EACH CLASS               AMOUNT          OFFERING         AGGREGATE        AMOUNT OF
            OF SECURITIES                   TO BE            PRICE          OFFERING       REGISTRATION
           TO BE REGISTERED             REGISTERED(1)      PER UNIT           PRICE           FEE(2)
----------------------------------------------------------------------------------------------------------
Series A 9% Convertible Preferred
  Stock...............................      747,500         $10.00         $7,475,000        $2,265.15
==========================================================================================================

(1) Represents the maximum number of preferred shares to be issued. The Company is offering 650,000 preferred shares and has granted to the Underwriter an option, exercisable within 45 days of the Effective Date, to purchase up to an aggregate of 97,500 additional shares at the public price less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

(2) The filing fee has been computed based on the $10.00 per share maximum offering price. The Underwriter and other parties may be offered certain discounts on the maximum offering price.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

ITEM 16. EXHIBITS


     1       Underwriting Agreement*
     1.1     Standard Dealer Agreement*
     1.2     Master Agreement Among Underwriters*
     1.3     Underwriter's Warrant Agreement*
     2       Plan of Acquisition (N/A)
     4       Instruments defining the rights of holders, including indentures
     5       Opinion re: legality
     8       Opinion re: tax matters
    10       Material contracts*
    10.1     Stock Option Agreement with Howard Lee*
    10.2     Stock Option Agreement with Dale Paisley*
    10.3     Stock Option Agreement with Marlin McKeever*
    10.4     Stock Option Agreement with Jacques Genicot*
    10.5     Stock Option Agreement with Barry Goverman*
    11       Statement re: computation of per share earnings*
    13       Annual or quarterly reports, Forms 10-KSB and 10-QSB (incorporated by reference, filed with Commission August 31, 1996 and July 15, 1997, respectively, file no.
             0-17594).
    15       Letter on unaudited interim financial information (N/A)
    16       Letter on change in certifying accountant (N/A)
    23.1     Consent of experts*
    23.2     Consent of counsel*
    24       Power of Attorney (included on signature page of this Registration Statement)
    25       Statement of eligibility of trustee (N/A)
    26       Invitation for competitive bids (N/A)
    27       Financial data schedule (N/A -- filing does not include interim financial statements)
    99       Additional exhibits (N/A)


---------------
* Previously filed.

     ITEM 17. UNDERTAKINGS. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (f) If the Registrant relies on Rule 430A under the Securities Act, the Registrant will:

     (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

     (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering for those securities.

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIALLY
      EXHIBIT                                                                          NUMBERED
        NO.                                    DESCRIPTION                               PAGE
    -----------     -----------------------------------------------------------------------------
     1              Underwriting Agreement*...........................................
     1.1            Standard Dealer Agreement*........................................
     1.2            Master Agreement Among Underwriters*..............................
     1.3            Underwriter's Warrant Agreement*..................................
     2              Plan of Acquisition (N/A).........................................
     4              Instruments defining the rights of holders, including
                    indentures........................................................
     5              Opinion re: legality..............................................
     8              Opinion re: tax matters...........................................
    10.1            Stock Option Agreement with Howard Lee*...........................
    10.2            Stock Option Agreement with Dale Paisley*.........................
    10.3            Stock Option Agreement with Marlin McKeever*......................
    10.4            Stock Option Agreement with Jacques Genicot*......................
    10.5            Stock Option Agreement with Barry Goverman*.......................
    11              Statement re: computation of per share earnings*..................
    13              Annual or quarterly reports, Forms 10-KSB and 10-QSB (incorporated by reference, filed with Commission August 31, 1996 and July 15,
                    1997, respectively, file no. 0-17594).............................
    15              Letter on unaudited interim financial information (N/A)...........
    16              Letter on change in certifying accountant (N/A)...................
    23.1            Consent of experts*...............................................
    23.2            Consent of counsel*...............................................
    24              Power of Attorney (included on signature page of this Registration
                    Statement)........................................................
    25              Statement of eligibility of trustee (N/A).........................
    26              Invitation for competitive bids (N/A).............................
    27              Financial data schedule (N/A -- filing does not include interim financial statements).............................................
    99              Additional exhibits (N/A).........................................


---------------

* Previously filed.

                                      II-5